SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of February, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Companhia Aberta
CNPJ/MF nº 60.643.228/0001-21
NIRE 35.300.022.807

 Notice to the Market

Pursuant to the provisions of article 157, paragraph 4, of Law nº 6,404/76 and of CVM Instruction nº 358/2002, with reference to item 3.4 of the Material Information release published on January 20, 2009, Votorantim Celulose e Papel S.A. (“VCP”) announces that, together with Aracruz Celulose S.A, the company has decided to postpone the setting up of the special independent committee recommended by the CVM Official Guidance nº 35/08, which should be done after the expiry of the period for exercising the preferential rights mentioned in item 3 of the Convocation to the Extraordinary General Meeting of the shareholders of VCP, published on January 22, 2009.

São  Paulo, February 6, 2009.

   Paulo Prignolato
Director of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: February 6, 2009	By:	/s/ Paulo Prignolato
Paulo Prignolato
Title Chief Financial Officer